July 9, 2014

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Large Cap Fund (the “Fund”), a series of Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Dear Ms. Vroman-Lee

On behalf of the Fund, I am filing this letter with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on June 5, 2014. Those comments reflect the SEC staff’s review of the Fund’s registration statement on Form N-1A (the “Registration Statement”) filed on April 25, 2014 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended. We appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and the Fund’s response follows.

General

1.              Please confirm that the Fund will complete all information missing from the registration statement.

Response:                                        The Fund confirms that all missing information will be included in the post-effective amendment filed on July 9, 2014.

Summary Prospectus – The Fund’s Fees and Expenses

2.              In the “Shareholder Fees” table, please include the Contingent Deferred Sales Charge (the “CDSC”) discussed in the section titled, “Waiver of Class A Sales Charge”.

Response:                                        The Fund respectfully declines to make the requested change. The referenced section contains additional information regarding the CDSC. The Fund believes that this disclosure is appropriate in light of the limited applicability of the charge: the CDSC is applicable only to those shareholders who have invested more than $1 million in Class A shares of the Fund and, accordingly, the Fund has waived the entire front-end sales load. The Fund believes that showing the CDSC in the fee table in the same prominence as the front-end sales load may cause a shareholder to conclude that he or she is subject to both the front-end sales load and the CDSC. A shareholder that has paid the front-end load may mistakenly believe that he or she needs to hold shares for at least 12 months to avoid the CDSC when, in fact, he or she would not be subject to such charge.

3.              In the footnote to the “Annual Fund Operating Expenses” table, the Fund discloses information relating to the expense limitation agreement between the investment adviser and the Fund.

a.              Please explain when the Board of Trustees (the “Board”) might terminate the agreement and note whether it has ever done so.

Response:                The Board could terminate the agreement if it deems the termination to be beneficial to the Fund. As an example, if the investment adviser offered to lower the expense limit prior to the expiration of the limit then in effect, the Board could terminate the current expense limitation agreement and replace it with a lower expense limit. To the best of our knowledge the Board has never terminated an expense limitation agreement.

b.              For the parenthetical relating to the fees and expenses excluded from the contractual expense limitation agreement, please consider replacing the exclusions list with a noninclusive list of fees and expenses that are waived or reimbursed.

Response:                The Fund respectfully declines to make any changes to the disclosure. The specific fees waived or expenses reimbursed may vary not only between funds in the Trust, but also between share classes in a fund. The variation is due to a number of factors including class expenses, class size, and other expenses. As a result, a noninclusive list of fees waived or expenses reimbursed would not be consistent across the classes.

c.               Consider shortening the disclosure in this footnote.

Response:                The Fund respectfully declines to make any changes to the disclosure.

4.              For the Example, please confirm that the fee waiver or expense reimbursement is only included in the one-year line item.

Response:                The Fund confirms that the fee waiver is only included in the one-year, and not the three-year, line item.

Summary Prospectus – The Fund’s Principal Investment Strategies

5.              The Fund’s principal investment strategy currently defines large-capitalization companies as companies included in the Russell 1000® Index. Since the lower limit of this index is $1.01 billion, please consider revising the definition to include only large-capitalization companies.

Response:                                        The Fund respectfully declines to make the requested changes. The Fund believes its definition of large-capitalization companies is reasonable because the definition is both commonly used in the industry and is managed by an independent third party. Further, the Sub-Advisor’s strategy has historically (over the five years ended May 31, 2014) invested in issuers with an average market capitalization between $30 billion and $40 billion.

6.              In the second paragraph, the disclosure says, “[t]he portfolio management team seeks companies that are trading at 30-40% discount to intrinsic value.” Please explain whether the Fund is a value fund and, if necessary, revise the disclosure accordingly. Also, please consider including Value Investing Risk as a principal risk.

Response:                                        The Fund does not primarily use a value strategy. Although the Sub-Advisor seeks companies trading at a discount to their intrinsic value (i.e., at a more favorable price), this is not the principal driver of the Fund’s strategy. As a result, the risks inherent in value strategies are not principal risks of the Fund.

7.              In the final paragraph, the disclosure says, “[t]he Sub-Advisor generally sells a security when . . . there is significant trading activity by insiders . . . .” Please consider whether “sales” would be more accurate than “trading activity”.

Response:                                        The Fund respectfully declines to make any changes, as it believes that many types of insider trading (i.e., purchases, sales, exercising options, etc.) can influence the Sub-Advisor’s decision to sell a security.

Summary Prospectus – The Fund’s Principal Risks

8.              For this section, the summary risk disclosure should be limited while the Fund provides more detailed discussion in the statutory prospectus. Please consider further summarizing the risk disclosure or expanding the risk disclosure in the statutory prospectus.

Response:                                        The Fund has made the requested change.

9.              The final paragraph of this section contains a cross-reference to “the ‘Investment Strategies and Risks’ section of the Fund’s prospectus.” Since the summary is part of the Fund’s prospectus, please consider revising this cross-reference or deleting it.

Response:                                        The Fund has deleted the cross-reference.

Summary Prospectus – Buying and Selling Fund Shares

10.       Item 6(b) of Form N-1A requires the Fund disclose how its shares are redeemable. Please include this disclosure.

Response:                                        The Fund has made the requested change.

11.       Please consider deleting the cross-reference in the paragraph following the table.

Response:                                        The Fund has made the requested change.

Prospectus – Investment Strategies and Risks

12.       In the subsection titled “Can the Fund Depart From its Principal Investment Strategies”, the Fund discloses its temporary defensive policy. Please amend the disclosure to track the language in Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:                                        The Fund has made the requested change.

13.       In the subsection titled “Change in Market Capitalization”, please specifically reference large capitalization securities instead of generally cross-referencing the Fund’s principal investment strategy.

Response:                                        The Fund has made the requested change.

14.       Please revise the risk disclosure in this section to be more robust than the risk disclosure in the summary prospectus.

Response:                                        The Fund has made the requested change.

Prospectus – The Fund’s Management

15.       Please provide the same level of detail about the Sub-Advisor as you do with the adviser.

Response:                                        The Fund respectfully declines to make the requested change. The Fund views the disclosure of each investment adviser as adequate given its responsibilities. Moreover, the Fund believes the disclosure regarding the Sub-Advisor satisfies the requirements of Form N-1A, Item 10(a)(1). This section appears to discuss the Advisor in more detail because it is the principal section discussing the Advisor’s services to the Fund. The Fund discusses the Sub-Advisor’s services generally in this section but describes the Sub-Advisor’s portfolio management services in more detail in the “The Fund’s Principal Investment Strategies” section of the Fund’s summary prospectus. Viewed together, these two sections provide comparable disclosure about the Sub-Advisor and its services to the Fund.

Prospectus – Prior Performance for Similar Accounts Managed by the Sub-Advisor

16.       Please confirm that all substantially similar managed accounts, both funds and private accounts, are included in the prior performance information.

Response:                                        The Fund confirms that all of the Sub-Advisor’s substantially similar managed accounts, both funds and private accounts, are included in the prior performance information.

Prospectus – Waiver of Class A Sales Charge

17.       In the first paragraph following the bullet points in this section, the Fund refers to “certain mutual fund programs sponsored by qualified intermediaries, such as broker-dealers and investments advisors.” Please consider providing examples of these types of programs.

Response:                                        The Fund has made the requested change.

18.       In the final paragraph of this subsection the Fund says, “[s]ales charges, must be qualified in advance by Touchstone Securities by marking the appropriate section on the investment application and completing the ‘Special Account Options’ form.” Please include disclosure explaining what it means to be “qualified”.

Response:                                        The Fund has made the requested change.

19.       In the same paragraph the Fund refers to its website for more information. Please provide the specific web address to the page discussing the Class A waivers.

Response:                                        The Fund has made the requested change.

Prospectus – Reduced Class A Sales Charge

20.       In the second set of bullet points, please define “SEP” and “SIMPLE” Investment Retirement Accounts (“IRAs”).

Response:                                        The Fund has made the requested change.

Prospectus – Pricing of Fund Shares

21.       In the third set of bullet points the disclosure references small-cap and micro-cap securities. Please explain how this disclosure is consistent with the Fund’s large-cap strategy and, if applicable, state whether the Fund is going to invest in small- and micro-cap issuers.

Response:                                        This section describes the fair valuation procedures approved by the Fund’s Board and applicable to all series in the Trust. Although this section references small- and micro-cap securities, the Fund does not expect to invest in issuers of this size. Any investment in issuers of this size would be limited to the Fund’s nonprincipal strategies.

Statement of Additional Information – Permitted Investments and Risk Factors

22.       Please include only securities and asset-types in which the Fund intends to invest.

Response:                                        The Fund has made the requested change.

23.       Please confirm that any business development company (“BDC”) fees will be included in the fee table.

Response:                                        The Fund confirms that it will include any BDC’s fees and expenses in the fee table as part of the Acquired Fund Fees and Expenses line item if such fees and expenses, along with the fees and expenses of any other Acquired Fund, in the aggregate exceed 0.01 percent (one basis point) of the Fund’s average net assets.

Statement of Additional Information – Trustees and Officers

24.       In the trustee table, please include Ms. Hickenlooper’s principal occupation during the past five years.

Response:                                        Ms. Hickenlooper was retired from a principal occupation from 2009 until her current role disclosed in the table. During this time she served in a variety of directorship roles, which the Fund discloses in the “Other Directorships Held During the Past 5 Years” column.

Statement of Additional Information – Board Structure

25.       Pursuant to Item 17(b)(1), please disclose why the Board believes its structure is appropriate given the specific characteristics or circumstances of the Fund.

Response:                                        The final paragraph of this subsection states why the Board believes that its leadership structure is appropriate and in the best interests of the Trust. The Fund respectfully submits that this disclosure meets the requirements of Item 17(b)(1).

Part C - Undertakings

26.       Pursuant to Rule 484 under the Securities Act of 1933 (the “1933 Act”), include the undertaking referenced in sub-paragraph (3) of the Rule.

Response:                                        According to paragraph (a), the undertaking is required if acceleration of the effective date of the registration statement is requested pursuant to Rule 461 under the 1933 Act.  Since the Trust is not requesting acceleration, the undertaking has not been added.

*                                         *                                         *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A. If you have any further questions or comments, please contact me at (513) 629-2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100 Cincinnati, OH 45202 (513) 629-2941
bo.howell@wslife.com	Cc: Terrie A. Wiedenheft

Exhibit A

July 9, 2014

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Large Cap Fund (the “Fund”), a series of Touchstone Strategic Trust (the “Trust”)  (File Nos. 002-80859 and 811-03651)

Dear Ms. Vroman-Lee:

In connection with the Fund’s response to oral comments received from the Commission staff on June 5, 2014, with respect to the staff’s review of the Fund’s Registration Statement on Form N-1A, previously filed on April 25, 2014, the Fund is providing the following representations, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Fund may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Fund, at (513) 629-2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer